EXHIBIT 97.1
Rule 10D-1 Clawback Policy
I.Purpose

Everi Holdings Inc. (the “Company”) is committed to conducting business with integrity, in accordance with high ethical standards and in compliance with all applicable laws, rules, and regulations, including those regarding the presentation of the Company’s financial information to the public. Accordingly, the Board of Directors of the Company (the “Board”) has adopted this policy (this “Policy”), the purpose of which is to permit the Company, in the event that it is required to prepare an accounting restatement of the Company’s financial statements due to material non-compliance with any financial reporting requirement under U.S. federal securities laws, to recover the amount of any incentive compensation received by a covered executive during the clawback period that is in excess of the amount that otherwise would have been received had it been determined based on the restated financial statements.
This Policy is intended to comply with and, as applicable, to be administered and interpreted consistent with, Section 303A.14 of the NYSE Listed Company Manual, as adopted by the New York Stock Exchange to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).

II.Policy Administration and Defined Terms

This Policy is administered by the Compensation Committee of the Board, subject to ratification by the independent members of the Board of Directors with respect to application of this Policy to the Company’s Chief Executive Officer.
“Incentive-Based Compensation” means any compensation granted, earned or vested based in whole or in part on the Company’s attainment of a Financial Reporting Measure that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation.

A “Financial Reporting Measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return. Incentive-Based Compensation includes cash compensation and any equity awards to the extent based in whole or in part on such attainment.
Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant Financial Reporting Measure is attained, regardless of when the compensation is actually paid or awarded.
“Covered Executive” means any officer of the Company as defined under Rule 16a-1 under the Securities Exchange Act of 1934, as amended.

“Clawback Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy and any “transition period” as prescribed under Rule 10D-1.
The Company shall make all disclosures and filings with respect to this Policy (including as an exhibit to the Company’s Form 10-K) and maintain all documents and records that are required by applicable federal securities laws or any rules or regulation issued thereunder or by the NYSE.

III.Recoupment Determinations by the Compensation Committee; Binding Effect

If the Compensation Committee determines that the amount of Incentive-Based Compensation that is Received by a Covered Executive during the Clawback Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation will be subject to mandatory recoupment by the Company pursuant to this Policy.
For Incentive-Based Compensation based on stock price or total shareholder return, the Compensation Committee will determine the amount to be recouped based on a reasonable estimate of the effect of the accounting statement on the relevant stock price or total shareholder return.
In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis.
Except as limited by law or otherwise stated herein, the Compensation Committee has full power, authority, and discretion to construe, interpret, and apply this Policy. Any determinations made by the Compensation Committee under this Policy will be made in its sole discretion and are final, conclusive, and binding on all affected individuals.

IV.Form and Manner of Recoupment

The Company may implement a clawback pursuant to this Policy in any manner consistent with applicable law, including by requiring direct repayment of such amount(s) to the Company by the Covered Executive, causing the cancellation of equity awards and outstanding stock options, withholding such amount from other amounts owed by the Company to the Covered Executive, reducing future compensation, or by such other means or combination of means as the Compensation Committee determines to be appropriate.
The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Compensation Committee determines that such clawback is impracticable and not required under Rule 10D-1, including if the Compensation Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts.
The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives. The Company shall not indemnify any Covered Executive against the loss of any Incentive-Based Compensation pursuant to this Policy.

V.No Impairment of Other Remedies

This Policy does not affect the Company’s ability to pursue any and all legal rights and remedies that may be available to the Company, including under governing law and pursuant to the terms of any Company plan or policy, or any agreement with the Covered Executive, and including disciplinary action up to and including termination. Any recoupment under this Policy is in addition to any other such remedies available to the Company. For the avoidance of doubt, this Policy shall be applied and interpreted independently of any other applicable forfeiture, clawback or recoupment policies or provisions in plans or agreements entered into or maintained by the

Company. This Policy is also in addition to, and is not a substitute for, the requirements of Section 304 of the Sarbanes-Oxley Act of 2002.